

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 8, 2018

Via E-mail
Jeffrey L. Vigil
Chief Financial Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, CO 80112

> **Re:** **Westwater Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2018**
> **File No. 001-33404**

Dear Mr. Vigil:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please update Alabama Graphite's financial statements for the most recent interim period and WWR's financial statements for the fiscal year ended 2017. Also update the related MD&A and pro forma disclosure.

Bama Property, Chilton County, Alabama, USA, page 82

2. We note you disclose previous mining activities on your mineral properties. Please elaborate on any material surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear. Please see Industry Guide 7(b).

Coosa Property, Coosa County, Alabama, USA, page 84

3. Please insert a small-scale map showing the location and access to each material property. Please see Item 4 of Form 20-F and Industry Guide 7.

Highlights of the Coosa Graphite Project, page 87

4. Please disclose in your filing, the product specifications for the coated spherical graphite products (CSPG) and micronized flake graphite (PMG) products on which your potential revenues are based.

5. We note you report your total indicated and inferred resources, but your Preliminary Economic Analysis (PEA) and your filing discuss mining only the oxide zone of your graphite deposit, which is approximately a quarter of your total resources. Please explain why you did not disclose the oxide, transition, and reduction sub-zones and the metallurgical challenges associated with each mineralogical zone/type.

Selling Prices, page 90

6. We note you have completed a Preliminary Economic Analysis (PEA) of the Coosa Property. Please forward to our engineer as supplemental information and not as part of your filing, your marketing and pricing information used to establish the economic viability of your property. The information requested specifically includes:

    •   Copies of any pertinent marketing or commodity price reports, such as pricing reports sourced from Benchmark Mineral Intelligence, commercial product specifications, and/or letters of interest from potential customers.

    •   Letters of Intent, with associated pricing or deliverable quantities, for coated spherical graphite products, micronized flake graphite, or delaminated expanded graphite conductivity enhancement materials.

    To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

    In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

    If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Paul Hilton
        Hogan Lovells US LLP